DC

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0402

DIVISION OF
CORPORATION FINANCE

03016611

NoAct
PE 12-31-02

March 3, 2003

James M. Quinn
Secretary and Assistant General Counsel
Eastman Kodak Company
343 State Street
Rochester, NY 14650-0218

Act 1934
Section
Rule 14A-8
Public Availability 3/3/2003

Re: Eastman Kodak Company
Incoming letter dated December 31, 2002

Dear Mr. Quinn:

This is in response to the letters dated December 31, 2002 and February 19, 2003 concerning the shareholder proposal submitted to Eastman Kodak by Joseph E. Kuklo. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all of the correspondence also will be provided to the proponent.

PROCESSED
MAR 11 2003
THOMSON
FINANCIAL

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

Sincerely,

Martin P. Dunn

Martin P. Dunn
Deputy Director

Enclosures

cc: Joseph E. Kuklo
110 Keene St.
Moscow, PA 18444

RECEIVED
2002 DEC 31 PM 4:20
OFFICE OF CHIEF COUNSEL
CORPORATION FINANCE

December 31, 2002

VIA HAND DELIVERY

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
Judiciary Plaza
450 Fifth Street, N.W.
Washington, D.C. 20549

Re: Eastman Kodak Company
Shareholder Proposal of Joseph E. Kuklo

Ladies and Gentlemen:

On behalf of Eastman Kodak Company, a New Jersey corporation (the ***"Company"***), and pursuant to Rule 14a-8(j) under the Securities Exchange Act of 1934, as amended, we hereby request confirmation that the staff members of the Division of Corporation Finance (the ***"Staff"***) will not recommend any enforcement action to the United States Securities and Exchange Commission (the ***"Commission"***) if, in reliance on certain provisions of Rule 14a-8, the Company excludes a proposal and supporting statement (the ***"Proposal"***) submitted by Joseph E. Kuklo (the ***"Proponent"***) from the Company's proxy statement relating to its 2003 Annual Meeting of Shareholders (the ***"2003 Annual Meeting"***). The Proposal proposes that the Company's shareholders take action to cap the top salary of the Company at $1,000,000, including bonuses, perks and stock options.

As discussed below, the Company believes that the Proposal may be omitted from the Company's proxy materials for the 2003 Annual Meeting because (i) the Proposal relates to a matter of the Company's management functions/ordinary business operations, and thus it may be omitted pursuant to Rule 14a-8(i)(7), (ii) the Proposal is not a proper subject for shareholder action under New Jersey law, and thus it may be omitted pursuant to Rule 14a-8(i)(1), (iii) the Proposal could cause the Company to violate state law by causing a breach of existing contracts and thus may be omitted pursuant to Rule 14a-8(i)(2), and (iv) the Company lacks the power or authority to implement the Proposal under Rule 14a-8(i)(6).

To the extent that the reasons for omission stated in this letter are based on matters of New York state law, these reasons are the opinion of the undersigned as an attorney licensed and admitted to practice law in the State of New York.

James M. Quinn
Secretary and Assistant General Counsel, EASTMAN KODAK COMPANY
343 State Street • Rochester, New York 14650-0218 • 585 724-4368 • FAX: 585 724-9549 • jim.quinn@kodak.com

In accordance with Rule 14a-8(j), six copies of this letter and its attachments are enclosed. The Company intends to file definitive proxy materials with the Commission 80 or more days after the date of this letter.

A. The Proposal

The Proposal states that the Proponent proposes that the Company's "shareholders take ACTION, so that the Top Salary be 'capped' at $1,000,000 to include bonus, perks, stock options, and that this be pro-rated each year."

B. Reasons for Exclusion of the Proposal

1. Rule 14a-8(i)(7) (Management functions)

Rule 14a-8(i)(7) permits exclusion of shareholder proposals dealing with matters relating to the conduct of a registrant's "ordinary business operations." The Commission has defined this exclusion to include proposals relating to "general compensation issues." See CoBancorp Inc. (Feb. 22, 1996). The Commission has consistently stated that, although proposals relating to general compensation issues are excludable, proposals relating to senior executive compensation issues are not excludable. See Xerox Corp. (Mar. 25, 1992) (referring to senior executive compensation as an includable matter); Sprint Corp. (stating that "proposals relating to senior executive compensation cannot be considered matters related to the registrant's ordinary business"); Battle Mountain Gold Co. (Feb. 16, 1992) (proposal relating to either senior executives or other employee compensation excludable unless revised to include only senior executives). The distinction between senior executive compensation and general compensation issues represents the Commission's view that only senior executive compensation has "significant, policy implications" and therefore must be included in proxy materials. Exchange Act Release No. 12999 (Nov. 22, 1976).

The proposal is fatally flawed since it has a broader focus than merely executive compensation. The Proposal applies to employees outside of those classifications commonly identified as "executives." The proposal seeks to manage all compensation at the Company by capping the compensation including bonuses, perks and stock options that may be paid to any employee.

This proposal is indeed just the type of "ordinary business" the Commission intended to allow to be excluded under Rule 14a-8(i)(7). The Proposal concerns general compensation matters that have no significant policy implications.

Consistent with the foregoing no-action letters issued by the Staff, the Company believes that the Proposal should be excluded pursuant to Rule 14a-8(i)(7). The Staff has confirmed that proposals dealing with general compensation were related to ordinary business matters, and the Staff has indicated that it would not recommend enforcement action if such proposals were omitted. Accordingly, the Proposal, which seeks to cap all Company salaries, relates to the Company's ordinary business operations and should, therefore, be excluded under Rule 14a-8(i)(7).

2. *Rule 14a-8(i)(1) (Improper under state law)*

Rule 14a-8(i)(1) permits the omission of a shareholder proposal that is not a proper subject for action under the laws of the issuer's jurisdiction of organization. As the opinion of Sills Cummis Radin Tischman Epstein & Gross, A Professional Corporation, New Jersey counsel to the Company, attached hereto as Exhibit A (the ***"Opinion"***), concludes, under the laws of the State of New Jersey, the Company's state of incorporation, the proposal is not a proper subject for action by the Company's shareholders.

Under Section 14A:6-1(a) of the New Jersey Business Corporation Act, "[t]he business and affairs of a corporation shall be managed by or under the direction of its board of directors, except as in this Act or in its certificate of incorporation otherwise provided." The Company's Certificate of Incorporation (Section 5) similarly provides that "[t]he affairs of the Company shall be managed by a Board of Directors." The Proposal seeks certain actions with respect to the Company's compensation. The Proposal would usurp the authority of the Company's board of directors to determine and provide for employee compensation by mandating a cap on employee salary, including bonuses, perks and stock options.

Accordingly, the Proposal can be omitted from the Company's proxy materials for the 2003 Annual Meeting pursuant to Rule 14a-8(i)(1).

3. *Rule 14a-8(i)(2) (Violation of law)*

Rule 14a-8(i)(2) permits a company to exclude from the proxy materials a proposal that would, if implemented, cause the company to violate a law to which it is subject.

In the past, the Staff has not recommended enforcement action in connection with the exclusion of shareholder proposals if such proposal could cause a company to breach existing compensation agreements or arrangements. See International Business Machines Corp. (December 15, 1995) (proposal which sought to reduce the compensation of three executive officers was excludable based on the illegality under New York law of any attempt by the company to make unilateral modifications to existing contracts in connection with the proposal).

The Proposal requests the top salary of the Company be capped at $1 million, including bonuses, perks and stock options. The Proposal, if implemented, would require the Company to breach its obligations under existing arrangements made under its various incentive compensation and retirement plans. If implemented, the Proposal would alter or amend employees' binding compensation arrangements and expose the Company to potential litigation.

The Company has employment agreements with several of its officers. If the Proposal were to be approved by the Company's shareholders and implemented, the Company could be forced to violate New York state law by breaching its obligations to certain officers, including Daniel A. Carp, the Company's Chairman, President and Chief Executive Officer, and Robert H. Brust, the Company's Chief Financial Officer and Executive Vice President. The current employment arrangements of Mr. Carp and Mr. Brust provide for salaries, including options, perks and bonuses, in excess of the proposed $1 million cap. The material terms of these employment arrangements are summarized on pages 16-24 of the Company's 2002 Proxy Statement.

A unilateral breach by an employer, or any failure to perform under an employment contract constitutes a breach of the employer's obligation under such employment contract. While a breach of contract can take one of several forms, any unilateral reduction of an executive's salary or the elimination of benefits otherwise payable under such a contract in the manner set forth in the Proposal would constitute an actionable breach of contract under New York state law. See C. Bakaly and J. Grossman, The Modern Law of Employment Relationships, Section 8.1 at page 126 (Prentice Hall, 2d ed. 1989); Steranko v. Inforex, Inc., 262 N.E.2d 222 (Mass. App. 1977) (applying New York law); see generally Rudman v. Cowles Communications, Inc., 30 N.Y.2d 1, 330 N.Y.S.2d 33, 40 (Ct. App. 1972) (citing cases); Karas v. H.R. Laboratories, Inc., 271 App. Div. 530, 67 N.Y.S.2d 15, 18-19 (2nd Dept. 1946), aff'd per curiam, 297 N.Y. 494, 74 N.E.2d 192 (Ct. App. 1947) (failure to adhere to terms of employment contract was actionable breach); see also Wegman v. Dairylea Cooperative, Inc., 50 A.D.2d 108, 376 N.Y.S.2d 728, 734 (4th Dept. 1975) (a party's failure to perform under an employment contract constitutes a breach of such contract).

Commentators examining the case law in New York have also noted that where an instrument contains an unequivocal promise to pay, clear and unambiguous language is required to deprive the obligee of his right to bring an action when the promise is broken. See Liebeskind v. Mexican Light & Power Co., 116 F.2d 971, 973 (2d Cir. 1941) (citing cases). In addition, contractual provisions with respect to the amount or rate of compensation are controlling. The contract amount is the "stipulated reward for a stipulated benefit." 22 New York Jurisprudence 2d, Contract, sec. 288 (2002) (citing cases). The written contractual agreements with respect to the employment of Mr. Carp and Mr. Brust contain clear language requiring the payment by the Company of both cash and non-cash compensation, stock options, bonuses, and other benefits in excess of the amount to which the Proponent would have the Company unilaterally reduce such payments. As such implementation of the Proposal would be unlawful.

The Company believes the Proposal may be omitted from the Proxy Materials pursuant to Rule 14a-8(i)(2), because if implemented, the Proposal could cause the Company to breach existing employment and award agreements, and thus violates New York state law.

4. *Rule 14a-8(i)(6) (Absence of power/authority)*

Rule 18a-8(i)(6) permits the omission of a proposal if a company lacks the power or authority to implement the proposal. The Company is unable to implement the Proposal because it is obligated to compensate certain employees according to the terms of employment and incentive compensation agreements currently in effect, as described above. The Commission has previously granted no-action requests under Rule 14a-8(i)(6) if the registrant could not comply with a shareholder proposal because the proposal would cause the registrant to breach a contract. See NetCurrents, Inc. (June 1, 2001) (proposal relating to the creation of an independent compensation committee to develop new compensation plans to replace all existing executive compensation was excludable pursuant to Rule 14a-8(i)(6) because it could cause the company to breach employment agreements or other contractual obligations); Texas Meridian Resources Corp. (Mar. 18, 1996) (seeking to omit proposal requesting that the compensation of the CEO and President be linked with the average salaries of other executives as breach of employment contracts). Because the Company is not permitted to alter its binding agreements unilaterally, the Proposal is beyond the Company's power to effectuate.

C. Conclusion

On the basis of the foregoing, the Company respectfully requests that the Staff confirm that it will not recommend any enforcement action to the Commission if the Proposal is omitted from the Company's proxy materials for the 2003 Annual Meeting. Should the Staff decide not to provide such confirmation, the Company respectfully requests that the undersigned be notified and given an opportunity to discuss such decision with the Staff. Based on the Company's timetable for the 2003 Annual Meeting, a response from the Staff by February 7, 2003 would be of great assistance.

By copy of this letter, in accordance with Rule 14a-8(j), the Company is informing the Proponent of the Company's intention not to include the Proposal in its proxy materials for the 2003 Annual Meeting.

If you have any questions or would like any additional information regarding the foregoing, please do not hesitate to contact the undersigned at 585-724-4368 or at jim.quinn@kodak.com.

Respectfully submitted,

cc: Mr. Joseph E. Kuklo (via Federal Express)
110 Keene St.
Moscow, Pa. 18444

EXHIBIT A

SILLS CUMMIS RADIN TISCHMAN EPSTEIN & GROSS

A PROFESSIONAL CORPORATION

ONE RIVERFRONT PLAZA
NEWARK, NEW JERSEY 07102-5400
(973) 643-7000
FAX: (973) 643-6500
E-MAIL: SILLSMAIL@SILLSCUMMIS.COM

712 FIFTH AVENUE
NEW YORK, NY 10019
(212) 643-7000
FAX (212) 643-6550

ONE EMBARCADERO CENTER, SUITE 2440
SAN FRANCISCO, CA 94111
(415) 643-7000
FAX (415) 643-6500

17 GORDON'S ALLEY
ATLANTIC CITY, NJ 08401-7406
(609) 344-2800
FAX (609) 344-7035

WRITER'S DIRECT DIAL NUMBER:

WRITER'S E-MAIL:

973-643-5021

mtischman@sillscummis.com

PLEASE REPLY TO NEWARK

December 31, 2002

Eastman Kodak Company
343 State Street
Rochester, New York 14650

Re: Eastman Kodak Company
<u>Shareholder Proposal of Joseph E. Kuklo</u>

Ladies and Gentlemen:

You have requested our opinion as to whether a stockholder proposal (the "Proposal") submitted to Eastman Kodak Company, a New Jersey corporation (the "Company"), may be omitted from the Company's proxy statement for its 2003 annual meeting of stockholders pursuant to Rule 14a-8(i)(1) of the Securities Exchange Act of 1934.

It is our opinion that the Proposal may be omitted because the Proposal is not a proper subject for action by the Company's shareholders under the New Jersey Business Corporation Act (the "NJBCA").

<u>The Proposal</u>

The Proposal states that the Company's stockholders should take action to cap the top salary of the Company at $1,000,000, including bonuses, perks, and stock options, and that this cap be pro-rated each year.

Discussion

Section 14A:6-1(a) of the NJBCA provides that "[t]he business and affairs of a corporation shall be managed by or under the direction of its board of directors, except as in this Act or in its certificate of incorporation otherwise provided." As the Company's certificate of incorporation states that the "affairs of the Company shall be managed by the Board of Directors," the certificate does not contradict the NJBCA relating to the management of the Company.

The Proposal seeks to force the Company to cap its top salary at $1 million. The Proposal would thus violate the NJBCA by usurping from the board of directors of the Company its inherent power and authority to manage the affairs of the Company.

Conclusion

For the reasons set forth above, it is our opinion that the Company may omit the Proposal from the Company's proxy materials because the Proposal is not a proper subject for action by the Company's shareholders under the NJBCA.

Very truly yours,

Sills Cummis Radin Tischman Epstein & Gross, P.A.

AUG 12 2002

DATE 1 AUG 2002

Accounts:

4500-10-327-7263

4500-10-475-7687

EASTMAN KODAK CO.
% Secretary
343 State St.
Rochester, NY 14650-0211

Sir/Ma'am :

With the 2002 year of "debacle's" of other corporations and in reading through the "resumes" of directors, who have not been promoted up, from the working "ranks" of a company; this only shows that the CEO's and directors are "hired off the golf course".

According to the AFL-CIO fact-findings, the CEO's and directors of corporations "rubber-stamp" their outrageous pay packages, perks, bonus and severance "give-away's", which is the same as "raping" a corporation, and that only the "lowly" employees, shareholders, and the public, suffer with this mis-management.

This conduct undermines the confidence of all employees, shareholders and the public trust of corporations, and promotes unemployment.

WHEREAS,

As a joint-shareholder of Two accounts, totaling 230 shares, I PROPOSE, that this corporation's shareholders take ACTION, so that the Top Salary be "capped" at $1,000,000.00 to include bonus, perks, stock options, and that this be prorated each year.

This savings would enable more research, expansion, employment and increase dividends and should restore the confidence of all concerned.

If the top "echelon" of a company vote themelves these "perks" and etc., so shall the "backbone" employees of a company be rewarded.

Rquest a "YES" for this PROPOSAL.

A Joint Shareholder,

Joseph E. Kuklo

Joseph E. Kuklo
110 Keene St.
Moscow, Pa. 18444

PH# 1-570-842-7872

JONES DAY
51 LOUISIANA AVENUE, N.W.
WASHINGTON, D.C. 20001-2113
TELEPHONE: 202-879-3939 • FACSIMILE: 202-626-1700 WRITER'S DIRECT NUMBER:

JP987378

February 19, 2003

VIA HAND DELIVERY

Jennifer Bowes, Attorney-Advisor
Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
Judiciary Plaza
450 Fifth Street, N.W.
Washington, D.C. 20549

Re: Eastman Kodak Company
Shareholder Proposal of Joseph E. Kuklo

Dear Jennifer:

We are supplementing an earlier letter submitted by Eastman Kodak Company (the "Company") regarding a proposal received by the Company from Joseph E. Kuklo based on the recent no-action letter issued to General Electric Company on January 23, 2002. Since you signed the letter to General Electric Company, we have enclosed a courtesy copy of our supplemental letter.

Sincerely,

Gitte Wendell

Gitte Wendell

Enclosure

WAI-1532577v1

JONES DAY
51 LOUISIANA AVENUE, N.W.
WASHINGTON, D.C. 20001-2113
TELEPHONE: 202-879-3939 • FACSIMILE: 202-626-1700 WRITER'S DIRECT NUMBER:

February 19, 2003

VIA HAND DELIVERY

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
Judiciary Plaza
450 Fifth Street, N.W.
Washington, D.C. 20549

Re: Eastman Kodak Company
Shareholder Proposal of Joseph E. Kuklo

Ladies and Gentlemen:

Eastman Kodak Company, a New Jersey corporation (the ***"Company"***), pursuant to Rule 14a-8(j) under the Securities Exchange Act of 1934, as amended, sent a letter on December 31, 2002 (the ***"Prior Letter"***) requesting confirmation that the staff members of the Division of Corporation Finance (the ***"Staff"***) will not recommend any enforcement action to the United States Securities and Exchange Commission (the ***"Commission"***) if, in reliance on certain provisions of Rule 14a-8, the Company excludes a proposal and supporting statement (the ***"Proposal"***) submitted by Joseph E. Kuklo (the ***"Proponent"***) from the Company's proxy statement relating to its 2003 Annual Meeting of Shareholders (the ***"2003 Annual Meeting"***). The Proposal proposes that the Company's shareholders take action to cap the top salary of the Company at $1,000,000, including bonuses, perks and stock options. On behalf of the Company, we now wish to supplement the Prior Letter based upon the Commission's recently issued no-action letter to General Electric Company (January 23, 2002).

As discussed below, in addition to the reasons for exclusion set forth in the Prior Letter, the Company believes that the Proposal may be omitted from the Company's proxy materials for the 2003 Annual Meeting because the Proposal is vague and indefinite and therefore violates Rule 14a-8(i)(3).

In accordance with Rule 14a-8(j), six copies of this letter and its attachments are enclosed.

WAI-1532560

A. The Proposal

The Proposal requests that the Company's "shareholders take ACTION, so that the Top Salary be 'capped' at $1,000,000.00 to include bonus, perks, stock options, and that this be pro-rated each year." A copy of the Proposal was included with the Prior Letter.

B. Additional Reason for Exclusion of the Proposal

As set forth in the Prior Letter, the Company believes that the Proposal may be excluded pursuant to Rule 14a-8(i)(7), Rule 14a-8(i)(1), Rule 14a-8(i)(2), and Rule 14a-8(i)(6).

Additionally, the Company believes that the Proposal is excludable pursuant to Rule 14a-8(i)(3). Rule 14a-8(i)(3) states that a proposal may be omitted if the proposal or its supporting statement is contrary to the proxy rules, including Rule 14a-9, which prohibits materially false or misleading statements in proxy soliciting materials. The Staff has consistently taken the position that shareholder proposals that are vague and indefinite are excludable under Rule 14a-8(i)(3) as inherently misleading because neither the shareholders nor the company's board of directors would be able to determine, with any reasonable amount of certainty, what action or measures would be taken if the proposal were implemented. See, e.g., The Proctor & Gamble Company (October 25, 2002) (permitting omission of a proposal requesting that the board of directors create a specific type of fund as vague and indefinite where the company argued that neither the shareowners nor the company would know how to implement the proposal); Philadelphia Electric Company (July 30, 1992) (permitting omission of a proposal regarding the creation of a committee of share owners because "the proposal is so inherently vague and indefinite" that neither the share owners nor the company would be able to determine "exactly what actions or measures the proposal requires"); and NYNEX Corporation (January 12, 1990) (permitting omission of a proposal relating to non-interference with the government policies of certain foreign nations because it is "so inherently vague and indefinite" that any company action "could be significantly different from the action envisioned by the shareholders voting on the proposal").

The Proposal is vague and indefinite because the Proposal fails to define critical terms or otherwise provide guidance on how it should be implemented. In this sense, the Proposal is very similar to the proposal received by the General Electric Company (the ***"GE Proposal"***) which the Staff recently stated could be excluded pursuant to Rule 14a-8(i)(3). See General Electric Company (January 23, 2003). For example, like the GE Proposal, the Proposal fails to provide guidance as to how should stock options be valued -- by their Black-Scholes value, their spread, or some other formula? How should "perks" be defined? The Proposal offers no guidance whatsoever with respect to such critical issues.

Furthermore, the Proposal's demand for an individual $1 million cap on "Top Salary" fails even to express any timeframe over which to measure such compensation. The Proposal states that the $1 million cap be "pro-rated each year." Certainly, the proponent must have intended the $1 million cap to apply to any given year, as opposed to pro-rating the cap over the entire career of employees, but this is not at all clear.

If the Proposal is intended to apply to each year, how does the Proposal treat deferred compensation for purposes of the annual $1 million cap? Similarly, it is not clear when the value of stock option awards are to be counted for purposes of any annual cap. Should stock options be counted on the date of grant, the date of exercise, or upon the occurrence of some other undefined event, such as resale of the underlying shares? Should other equity-based awards be counted in the year in which the award is made, a performance goal is met, or an award is determined -- or, when the actual cash, shares, or other property is ultimately paid out? What if the "payout" is deferred? This timing dilemma is especially troublesome when one recognizes that the Company, like many other companies, emphasizes long-term incentive awards covering periods of more than one year; that various Company long-term awards are currently outstanding, in various stages of their life cycles; and that the Proposal may be read to apply retroactively to those outstanding awards regardless of their stage of development.

Accordingly, for the reasons stated above, the Proposal is so inherently vague and indefinite that it may be omitted from the Company's proxy materials pursuant to Rule 14a-8(i)(3).

C. <u>Conclusion</u>

On the basis of the foregoing, the Company respectfully requests that the Staff confirm that it will not recommend any enforcement action to the Commission if the Proposal is omitted from the Company's proxy materials for the 2003 Annual Meeting. Should the Staff decide not to provide such confirmation, the Company respectfully requests that the undersigned be notified and given an opportunity to discuss such decision with the Staff.

By copy of this letter, in accordance with Rule 14a-8(j), the Company is informing the Proponent of the Company's intention not to include the Proposal in its proxy materials for the 2003 Annual Meeting.

If you have any questions or would like any additional information regarding the foregoing, please do not hesitate to contact the undersigned at (202) 879-3939 or James M. Quinn of the Company at (585) 724-4368.

Respectfully submitted,

Charles T. Haag

Charles T. Haag

cc: Mr. Joseph E. Kuklo (via Federal Express)
110 Keene St.
Moscow, Pa. 18444

Jennifer Bowes, Attorney-Advisor

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

March 3, 2003

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: Eastman Kodak Company
Incoming letter dated December 31, 2002

The proposal provides that "the Top Salary be 'capped' at $1,000,000.00 to include bonus, perks, stock options, and that this be pro-rated each year."

There appears to be some basis for your view that Eastman Kodak may exclude the proposal under rule 14a-8(i)(3) as vague and indefinite. Accordingly, we will not recommend enforcement action to the Commission if Eastman Kodak omits the proposal from its proxy materials in reliance on rule 14a-8(i)(3). In reaching this position, we have not found it necessary to address the alternative bases for omission upon which Eastman Kodak relies.

Sincerely,

Jennifer Bowes
Attorney-Advisor